                                 EXHIBIT 12 (a)

                              METRIS COMPANIES INC.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                          Year Ended December 31,
                                                          -----------------------
                                                            2001        2000       1999       1998     1997      1996
                                                            ----        ----       ----       ----     ----      ----
Earnings before income taxes, extraordinary loss and
     cumulative effect of accounting changes: (1)          $421,868   $322,911   $191,316  $ 93,248  $61,883   $32,546

Fixed Charges: (1)
     Interest on indebtedness, and
       amortization of debt expense                         166,280    133,006     55,841    30,513   11,951     4,106
     Interest factor of rental expense                        7,274      6,023      3,706     2,134    1,313       378
                                                           --------   --------   --------  --------  -------   -------
     Total fixed charges                                    173,554    139,029     59,547    32,647   13,264     4,484
                                                           --------   --------   --------  --------  -------   -------
Total available earnings                                   $595,422   $461,939   $250,863  $125,895  $75,147   $37,030
                                                           ========   ========   ========  ========  =======   =======
Ratio of earnings to fixed charges                             3.43       3.32       4.21      3.86     5.67      8.26
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(1)  As defined in Item 503(d) of Regulation S-K.